UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON DC 25049

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                                  Commission File Number 0-23737


(Check one)

    |_| Form 10-K and Form 10-KSB |_| Form 20-F |_| Form 11-K |X| Form 10-Q

                  and Form 10-QSB |_| Form N-SAR |_| Form N-CSR

      For period ended September 30, 2004
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      |_|   Transition Report on Form 10-K and Form 10-KSB
      |_|   Transition Report on Form 20-F
      |_|   Transition Report on Form 11-K
      |_|   Transition Report on Form 10-Q and Form 10-QSB
      |_|   Transition Report on Form N-SAR

      For the transition period ended
                                     -------------------------------------------

      Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________
________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

      Full Name of Registrant CLICKABLE ENTERPRISES, INC.

      Former Name if Applicable
                              -------------------------------------------------

            Address of principal executive office (Street and Number)
                           711 South Columbus Avenue
            ---------------------------------------------------------

      City, State and Zip Code Mount Vernon, NY 10550
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

                                     PART II
                             RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

       |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       |_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

       State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

     The Registrant is unable to timely file its report on Form 10-QSB for the fiscal quarter ending September 30, 2004, without unreasonable effort or expense, because the Registrant requires additional time to consider the effect of a subsequent event involving the restructuring of debt and additional investments and to complete the required financial statements within a sufficient time for management to review the financial statements with the Registrant's independent auditors. The Registrant anticipates completing the filing of its quarterly report on Form 10-QSB no later than the fifth calendar day following the prescribed due date.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

         Nicholas Cirillo, Jr.                        (914) 699-5190
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           (Name)                          (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                |X|  Yes |_|  No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                |X|  Yes  |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended September 30, 2004, the Registrant incurred an overall loss of $379,875, or $(.005) per share, which was an increase of $123,116 from the net loss of $256,759 or $(.05) per share for the comparable prior year period. The net losses for the three months ended September 30, 2004 and 2003 include unpaid interest expense of $189,776 and $138,957, respectively, which include a non-cash expense of $125,000 and $75,000, respectively, relating to debt discount expense.

For the six months ended September 30, 2004, the Registrant incurred an overall loss of $813,959, or $(.01) per share, which was an increase of $348,483 over the net loss of $465,476, or $(.01) per share, for the comparable prior year period. The net loss for the six months ended September 30, 2004 includes non-cash expenses of $300,000 relating to debt discount expense and $118,750 relating to amortization of deferred compensation.
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                           CLICKABLE ENTERPRISES, INC.
                  (Name of Registrant as Specified in Charter)

      has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 16, 2004                  By:   /s/ Nicholas Cirillo, Jr.
     -----------------                        ----------------------------------
                                        Name:  Nicholas Cirillo, Jr.
                                        Title: President


      Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with this form.

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).